Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
Todd E. Mason | 212 692 6731 | tmason@mintz.com

January 16, 2008

VIA EDGAR AND FEDEX

William J. Kearns, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Union Street Acquisition Corp.
Item 4.01 Form 8-K
Filed January 8, 2008
File No. 001-33281

Dear Mr. Kearns:

On behalf of Union Street Acquisition Corp. (the “Company”), we respond as follows to the Staff’s legal comments dated January 9, 2008 relating to the above-captioned Form 8-K. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Form 8-K filed January 8, 2008

1.	Upon review of your Form S-1/A filed January 5, 2007, we note the audit report for the period from January 18, 2006 (inception) through December 31, 2006 contained a going concern modification. Please amend your Form 8-K to address this opinion modification in accordance with Item 304(a)(1)(ii) of Regulation S-K.

We have amended the Form 8-K to address the going concern opinion modification, The Amendment No. 1 on Form 8-K/A was filed with SEC on January 14, 2008.

2.	Please file an updated letter from Goldstein Golub Kessler LLP as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

William J. Kearns, Staff Accountant

Securities and Exchange Commission

January 16, 2008

We have filed an updated letter from Goldstein Golub Kessler LLP as Exhibit 16 to the Form 8-K/A, reflecting their agreement with the disclosures contained in the Form 8-K/A.

Closing Comments

At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,

/s/ Todd E. Mason
Todd E. Mason

cc:	Brian H. Burke Union Street Acquisition Corp.